AZZAD®

THE AZZAD FUNDS

STATEMENT OF ADDITIONAL INFORMATION

November 1, 2012

Azzad Wise Capital Fund (WISEX)

Azzad Ethical Fund (ADJEX)

Azzad Ethical Fund and Azzad Wise Capital Fund (each a “Fund” and collectively, the “Funds”) are series of Azzad Funds (the “Trust”). This Statement of Additional Information ("SAI") is not a prospectus and it should be read in conjunction with the Prospectus for the Azzad Ethical Fund and Azzad Wise Capital Fund dated November 1, 2012, as it may be supplemented.  The Trust’s Annual Report to Shareholders for the Funds dated June 30, 2012, accompanying notes and Report of Independent Registered Public Accounting Firm appearing in the Annual Report are incorporated by reference and made a part of this Statement of Additional Information. Copies of the Prospectus, Annual Report and Semi-Annual Report may be obtained free of charge by calling toll free 1-888-350-3369. This SAI is incorporated by reference into the Prospectus.

TABLE OF CONTENTS

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

2

TRUSTEES AND EXECUTIVE OFFICERS

7

INVESTMENT ADVISORY AND OTHER SERVICES

9

SUBADVISER

10

PORTFOLIO MANAGEMENT

10

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

11

CODE OF ETHICS

11

ADMINISTRATOR

12

TRANSFER AGENT

12

CUSTODIAN

12

SHAREHOLDER SERVICING AND DISTRIBUTION PLANS

12

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

13

TAXATION

14

PURCHASE OF SHARES

14

DIVIDENDS AND DISTRIBUTIONS

15

NET ASSET VALUE

15

REDEMPTION OF SHARES

15

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

15

OTHER INFORMATION

16

ORGANIZATION

16

FINANCIAL STATEMENTS

16

PROXY VOTING PROCEDURES

16

DISCLOSURE OF PORTFOLIO HOLDINGS

16

ANTI-MONEY LAUNDERING COMPLIANCE

17

GLOSSARY

18

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

The investment objectives and policies of Azzad Wise Capital Fund and Azzad Ethical Fund (the "Funds") are described in the Funds’ Prospectus. All investments are subject to the overall policy of making investment decisions according to ethical principles, as described in the Prospectus. Additional information regarding the Funds’ investment risks, policies and restrictions is set forth in this Statement of Additional Information ("SAI").

Investment Policies and Associated Risks

The following discussion supplements the disclosure in the Prospectus about the Azzad Funds' investment techniques, strategies and risks.  Unless otherwise noted, the policies described in this SAI are not fundamental and may be changed by the Board of Trustees. As all investment securities are subject to inherent market risks and fluctuations in value due to earnings, economic and political conditions and other factors, there is no assurance that the Funds’ investment objectives will be achieved.

Azzad Ethical Fund and Azzad Wise Capital Fund are non-diversified series of Azzad Funds (the "Trust"), an open-end, management company organized as a Massachusetts business trust on October 4, 2001 (formerly Islamia Group of Funds).  The Azzad Wise Capital Fund invests primarily in securities issued by counterparties in transactions structured to be compliant with the Fund's ethical investment restriction, which are described in the Prospectus.  The Fund may also invest in other fixed-income and dividend-paying securities that are structured to provide returns consistent with the Fund's ethical investment restrictions, which are described in the Prospectus.  Such securities include common stocks, exchange-traded funds ("ETFs"), and American Depositary Receipts ("ADRs"). Azzad Ethical Fund invests primarily in equity securities. Common stock represents the residual ownership interest in an issuer. Shareholders are entitled to the income and increase in the value of the assets and business of the entity after all of its obligations and preferred stock is satisfied.

Equity Securities The equity securities in which the Funds may invest consist of common stock. Common stocks represent an equity (ownership) interest in a corporation. Although equity securities have a history of long term growth in value, their prices fluctuate based on changes in a company’s financial condition and on overall market and economic conditions.

Investments in equity securities are subject to inherent market risks and fluctuations in value due to earnings, economic conditions and other factors beyond the control of the Adviser.  As a result, the returns and net asset values of the Funds will fluctuate.  Securities in the Funds’ portfolios may not increase as much as the market as a whole and some undervalued securities may continue to be undervalued for long periods of time.  Although profits in some Fund holdings may be realized quickly, it is not expected that most investments will appreciate rapidly.

Initial Public Offerings (“IPOs”) IPOs are a form of equity security. IPOs can have a dramatic impact on Fund performance and assumptions about future performance based on that impact may not be warranted. Investing in IPOs involves risks. Many, but not all, of the companies issuing IPOs are small, unseasoned companies. These are companies that have been in operation for a short period of time. Small company securities, including IPOs, are subject to greater volatility in their prices than are securities issued by more established companies. If a Fund does not intend to make a long term investment in the IPO (it is sometimes possible to immediately sell an IPO at a profit), the Adviser may not perform the same detailed research on the company that it does for core holdings.

Small and Mid Capitalization Companies The Adviser considers companies with less than $15 billion in market capitalization to be small or mid capitalization companies. Investing in such companies may be more risky than investing in large capitalization companies. Smaller companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies. Securities of these companies may be subject to volatility in their prices. They may have a limited trading market, which may adversely affect a Fund’s ability to dispose of them and can reduce the price the Fund might be able to obtain for them. Other investors that own a security issued by a small or mid capitalization company for which there is limited liquidity might trade the security when a Fund is attempting to dispose of its holdings in that security. In that case, the Fund might receive a lower price for its holdings than otherwise might be obtained. Small capitalization companies also may be unseasoned. These include companies that have been in operation for less than three years, including the operations of any predecessors.

Real Estate Securities, including REITs Real estate securities are a form of an equity security. Real estate securities are issued by companies that have at least 50% of the value of their assets, gross income or net profits attributable to ownership, financing, construction, management or sale of real estate, or to products or services that are related to real estate or the real estate industry. The Funds do not invest directly in real estate. The Funds may be vulnerable to changes in real estate values or economic downturns and other risks associated with real estate, such as liquidity risk, extended vacancy, development delays, environmental issues, tenant bankruptcies or changes in property taxes, interest rates and tax and regulatory requirements. In addition, the value of a REIT can depend on the structure of the REIT and cash flow generated by the REIT. The prices of securities issued by companies engaged in the real estate industry may change in response to interest rate changes. At times, when interest rates go up, the value of securities issued by companies in the real estate industry goes down. If a Fund focuses its real estate related investments in a geographic area or in a property type, the Fund will be particularly subject to the risks associated with that geographic area or property type.

Sukuks Sukuk Azzad Wise Capital Fund may invest in Sukuks. Sukuks sukuk. Sukuk are certificates, similar to bonds, issued by the issuer to obtain an upfront payment in exchange for an income stream to be generated by certain assets of the issuer.  Generally, the issuer sells the investor a certificate, which the investor then rents back to the issuer for a predetermined rental fee.  The issuer also makes a contractual promise to buy back the certificate at a future date at par value.  While the certificate is linked to the returns generated by certain assets of the issuer, the underlying assets are not pledged as security for the certificates, and the Fund (as the investor) is relying on the creditworthiness of the issuer for all payments required by the sukuk.  Issuers of sukuks sukuk are anticipated to be international financial institutions, foreign governments and agencies of foreign governments.  Underlying assets may include, without limitation, real estate (developed and undeveloped), lease contracts and machinery and equipment.

Wakala Azzad Wise Capital Fund may invest in wakala.  Wakala are operated under the Islamic finance principle of wakala, which is an “agency agreement”. In its capacity as an agent, a bank raises funds to invest in various commercial activities from its investors. The bank and its investors both share in the profit and risk of loss of investment in such activities. As agent, the bank is responsible for monitoring the underlying investments to make sure that they will achieve the anticipated profit rate agreed upon in the contract on the maturity date. If the bank makes any profit by the maturity date, the profits are shared with the investors according to a pre-agreed ratio. Conversely, if a loss is made, it is borne by the investors in the absence of gross negligence, fraud or willful default by the bank.

Special Purpose Entity Certificates Azzad Wise Capital Fund may invest in certificates issued by special purpose entities established by various financial institutions as part of transactions involving guarantees by the financial institutions of arrangements designed to assure that the issuers of the certificates have sufficient funds to make all payments required by the certificates.  There is no assurance that the issuers of the certificates will be able to make such payments.

Investment Companies  AzzadWise Capital Fund may invest in investment companies such as open-end funds (mutual funds), closed-end funds, and exchange traded funds (also referred to as "Underlying Funds").  The 1940 Act provides that the mutual funds may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the "5% Limit"), and (3) invest more than 10% of its assets in investment companies overall (the "10% Limit"), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission ("SEC"); and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

In addition, Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not offered, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1 ½% percent. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions:  when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund's shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated mutual funds to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any “affiliated persons,” as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any Underlying Fund.  Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference.  The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund's outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund's outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund's total assets.

Under certain circumstances an Underlying Fund may determine to make payment of a redemption by the Fund wholly or partly by a distribution in kind of securities from its portfolio, in lieu of cash, in conformity with the rules of the Securities and Exchange Commission (“SEC”). In such cases, the Fund may hold securities distributed by an Underlying Fund until the Adviser determines that it is appropriate to dispose of such securities. Investment decisions by the investment advisers of the Underlying Funds are made independently of the Fund and its Adviser. Therefore, the investment adviser of one Underlying Fund may be purchasing shares of the same issuer whose shares are being sold by the investment adviser of another such fund. The result would be an indirect expense to the Fund without accomplishing any investment purpose.  Because other investment companies employ an investment adviser, such investments by the Fund may cause shareholders to bear duplicate fees.

Illiquid Securities Each Fund may invest up to 15% of its net assets in securities that are considered to be illiquid. A security is considered to be illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the security. Examples of illiquid securities include securities that have a limited trading market, securities that are sold in private placements without being registered for public sale under the Securities Act of 1933, as amended (the “1933 Act”), and are therefore subject to restrictions on resale, and other securities that are subject to restrictions on resale. Certain restricted securities such as commercial paper issued under Section 4(2) of the 1933 Act and domestically traded securities that are not registered under the 1933 Act, but are regularly traded among qualified institutional buyers because they are exempt from registration under 1933 Act Rule 144A, may be treated as liquid securities for purposes of the 15% limitation, as long as the Adviser determines, under the supervision of the Board, that an adequate trading market exists.

Closed-End Investment Companies The Funds may invest their assets in "closed-end" investment companies (or “closed-end funds”), subject to the investment restrictions set forth above. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers Automated Quotation System (commonly known as "NASDAQ") and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company (such as the Funds), investors seek to buy and sell shares of closed-end funds in the secondary market.

The Funds generally will purchase shares of closed-end funds only in the secondary market. The Funds will incur normal brokerage costs on such purchases similar to the expenses the Funds would incur for the purchase of securities of any other type of issuer in the secondary market. The Funds may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund's proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if a Fund purchased such securities in the secondary market.

The shares of many closed-end funds, after their initial public offering, frequently trade at a price per share that is less than the net asset value per share, the difference representing the "market discount" of such shares. This market discount may be due in part to the investment objective of long-term appreciation, which is sought by many closed-end funds, as well as to the fact that the shares of closed-end funds are not redeemable by the holder upon demand to the issuer at the next determined net asset value but rather are subject to the principles of supply and demand in the secondary market. A relative lack of secondary market purchasers of closed-end fund shares also may contribute to such shares trading at a discount to their net asset value.

The Funds may invest in shares of closed-end funds that are trading at a discount to net asset value or at a premium to net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by a Fund will ever decrease. In fact, it is possible that this market discount may increase and a Fund may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such closed-end funds, thereby adversely affecting the net asset value of the Fund's shares. Similarly, there can be no assurance that any shares of a closed-end fund purchased by a Fund at a premium will continue to trade at a premium or that the premium will not decrease subsequent to a purchase of such shares by the Fund.

Closed-end funds may issue senior securities (including preferred stock and debt obligations) for the purpose of leveraging the closed-end fund's common shares in an attempt to enhance the current return to such closed-end fund's common shareholders. A Fund's investment in the common shares of closed-end funds that are financially leveraged may create an opportunity for greater total return on its investment, but at the same time may be expected to exhibit more volatility in market price and net asset value than an investment in shares of investment companies without a leveraged capital structure.

Exchange Traded Funds ETFs are passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts (UITs), which are unmanaged portfolios overseen by trustees.  ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from open-ended mutual funds that are traded after hours once the net asset value (NAV) is calculated. ETFs share many similar risks with open-end and closed-end funds.

There is a risk that an ETFs in which a Fund invests may terminate due to extraordinary events that may cause any of the service providers to the ETFs, such as the trustee or sponsor, to close or otherwise fail to perform their obligations to the ETF. Also, because the ETFs in which a Fund intends to principally invest may be granted licenses by agreement to use the indices as a basis for determining their compositions and/or otherwise to use certain trade names, the ETFs may terminate if such license agreements are terminated.  In addition, an ETF may terminate if its entire net asset value falls below a certain amount.  Although the Fund believes that, in the event of the termination of an underlying ETF, it will be able to invest instead in shares of an alternate ETF tracking the same market index or another market index with the same general market, there is no guarantee that shares of an alternate ETF would be available for investment at that time.  To the extent a Fund invests in a sector product, the Fund is subject to the risks associated with that sector.

Foreign Equity Securities  The Funds may invest in foreign equity securities, including investments in American Depositary Receipts (ADRs), Global Depositary Receipts (“GDRs”) covering such securities or through the purchase of individual securities on recognized exchanges and developed over-the-counter markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying foreign security and denominated in U.S. dollars. Purchases of foreign equity securities entail certain risks.   For example, there may be less information publicly available about a foreign company then about a U.S. Company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S.  Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility.  In addition, when a Fund invests in foreign securities, their operating expenses are likely to be higher than that of an investment company investing exclusively in U.S. securities, since the custodial and certain other expenses are expected to be higher.

Options  AzzadWise Capital Fund may utilize call and put options to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Fund’s portfolio and to generate income or gain for the Fund.  The ability of the Fund to successfully utilize options will depend on the Adviser’s ability to predict pertinent market movements, which cannot be assured.  The Fund will comply with applicable regulatory requirements when implementing these techniques and instruments.

The Fund may write (sell) covered call options and covered put options and purchase call and put options.  The purpose of engaging in options transactions is to reduce the effect of price fluctuations of the securities owned by the Fund (and involved in the options) on a Fund's net asset value per share and to generate additional revenues.

A covered call option is an option sold on a security owned by the seller of the option in exchange for a premium.  A call option gives the purchaser of the option the right to buy the underlying securities at the exercise price during the option period.  If the option is exercised by the purchaser during the option period, the seller is required to deliver the underlying security against payment of the exercise price. The seller's obligation terminates upon expiration of the option period or when the seller executes a closing purchase transaction with respect to such option.  Call options on securities which the Fund sells (writes) will be covered or secured, which means that the Fund will own the underlying security or, to the extent it does not hold such a security, will maintain a segregated account with the Fund’s custodian consisting of liquid debt obligations equal to the market value of the option, marked to market daily.  When the Fund writes a covered call option, it profits from the premium paid by the buyer but gives up the opportunity to profit from an increase in the value of the underlying security above the exercise price.  At the same time, the seller retains the risk of loss from a decline in the value of the underlying security during the option period.  Although the seller may terminate its obligation by executing a closing purchase transaction, the cost of effecting such a transaction may be greater than the premium received upon its sale, resulting in a loss to the seller.  If such an option expires unexercised, the seller realizes a gain equal to the premium received.  Such a gain may be offset or exceeded by a decline in the market value of the underlying security during the option period.  If an option is exercised, the exercise price, the premium received and the market value of the underlying security determine the gain or loss realized by the seller.

When the Fund sells a covered put option, it has the obligation to buy, and the purchaser of the put the right to sell, the underlying security at the exercise price during the option period.  To cover a put option, the Fund deposits high quality liquid securities in a segregated account at its custodian.  The value of the deposited securities is equal to or greater than the exercise price of the underlying security. The value of the deposited securities is marked to market daily and, if necessary, additional assets are placed in the segregated account to maintain a value equal to or greater than the exercise price. The Fund maintains the segregated account so long as it is obligated as the seller. The obligation of the Fund is terminated when the purchaser exercises the put option, when the option expires or when a closing purchase transaction is effected by the Fund.  The Fund's gain on the sale of a put option is limited to the premium received plus interest earned on its segregated account. The Fund's potential loss on a put option is determined by taking into consideration the exercise price of the option, the market price of the underlying security when the put is exercised, the premium received and the interest earned on its segregated account. Although the Fund risks a substantial loss if the price of the security on which it has sold a put option drops suddenly, it can protect itself against serious loss by entering into a closing purchase transaction. The degree of loss will depend upon the Fund's ability to detect the movement in the security's price and to execute a closing transaction at the appropriate time.

The Fund will write options on such portion of its portfolio as management determines is appropriate in seeking to attain the Fund’s objective.  The Fund will write options when management believes that a liquid secondary market will exist on a national securities exchange for options of the same series so that the Fund can effect a closing purchase transaction if it desires to close out its position.  Consistent with the investment policies of the Fund, a closing purchase transaction will ordinarily be effected to realize a profit on an outstanding option, to prevent an underlying security from being called or to permit the sale of the underlying security.  Effecting a closing purchase transaction will permit the Fund to write another option on the underlying security with either a different exercise price or expiration date or both.

The Fund may purchase put options to protect against declines in the market value of portfolio securities or to attempt to retain unrealized gains in the value of portfolio securities. Put options might also be purchased to facilitate the sale of portfolio securities.  The Fund may purchase call options as a temporary substitute for the purchase of individual securities, which then could be purchased in orderly fashion. Upon the purchase of the securities, the Fund would normally terminate the call position.  The purchase of both put and call options involves the risk of loss of all or part of the premium paid.  If the price of the underlying security does not rise (in the case of a call) or drop (in the case of a put) by an amount at least equal to the premium paid for the option contract, the Fund will experience a loss on the option contract equal to the deficiency.

Investment Restrictions

Fundamental Investment Limitations.  The investment limitations described below have been adopted by the Trust with respect to Azzad Wise Capital Fund and Azzad Ethical Fund and are fundamental (“Fundamental”), i.e., they may not be changed without the affirmative vote of a majority of the outstanding shares of Azzad Wise Capital Fund or Azzad Ethical Fund.  As used in the Prospectus and the Statement of Additional Information, the term “majority” of the outstanding shares of Azzad Wise Capital Fund and Azzad Ethical Fund means the lesser of:  (1) 67% or more of the outstanding shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund is present or represented at such meeting; or (2) more than 50% of the outstanding shares of the Fund. Other investment practices, which may be changed by the Board of Trustees without the approval of shareholders to the extent permitted by applicable law, regulation or regulatory policy, are considered non-fundamental (“Non-Fundamental”).

1.  Borrowing Money.  The Funds will not borrow money or property, except:  (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made.  This limitation does not preclude a Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Fund pursuant to reverse repurchase transactions.

2.  Senior Securities.  The Funds will not issue senior securities.  This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by a Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the Investment Company Act of 1940, as amended, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

3.  Underwriting.  The Funds will not act as underwriter of securities issued by other persons.  This limitation is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), a Fund may be deemed an underwriter under certain federal securities laws.

4.  Real Estate.  The Funds will not purchase or sell real estate.  This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate.  This limitation does not preclude a Fund from investing in mortgage related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

5.  Commodities.  The Funds will not purchase or sell commodities unless acquired as a result of ownership of securities or other investments.  This limitation does not preclude a Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies, which are engaged in a commodities business or have a significant portion of their assets in commodities.

6.  Loans.  The Funds will not make loans to other persons, except:  (a) by loaning portfolio securities (limited at any given time to no more than one-third of the Fund's total assets); (b) by engaging in repurchase agreements; or (c) by purchasing nonpublicly offered debt securities.  For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

7.  Concentration.  Azzad Ethical Fund will not invest 25% or more of its total assets in a particular industry. Azzad Wise Capital Fund will invest at least 25% of its total assets in the financial services industry.  For this purpose, an investment in the financial services industry includes the purchase of notes issued by counterparties that are in the financial services industry.  This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.

8. Investment Companies. Azzad Ethical Fund may not purchase securities of other investment companies unless (a) such securities are consistent with the investment objective of the Fund and the investment companies operate in a manner consistent with Azzad’s ethical principles and (b) such purchase is in compliance with the Investment Company Act of 1940 and applicable state law. However, no such restriction shall apply to a purchase of investment company securities in connection with a merger, consolidation, acquisition or reorganization.

With respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.  This paragraph does not apply to the borrowing policy set forth in paragraph 1 above.

Non-Fundamental.  The following limitations have been adopted by the Trust with respect to the Funds and are Non-Fundamental (see “Investment Limitations - Fundamental” above).

1.  Pledging.  The Funds will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of a Fund except as may be necessary in connection with borrowings described in limitation (1) above.  Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.

2.  Borrowing.  The Funds will not purchase any security while borrowings (including reverse repurchase agreements) representing more than one-third of its total assets are outstanding.

3.  Margin Purchases.  The Funds will not purchase securities or evidences of interest thereon on “margin.”  This limitation is not applicable to short-term credit obtained by a Fund for the clearance of purchases and sales or redemption of securities, or to arrangements with respect to transactions involving options or futures contracts.

4.  Illiquid Investments.  The Funds will not invest 15% or more of their separate net assets in securities for which there are legal or contractual restrictions on resale and other illiquid securities.

5. Preferred Stock and Warrants. Azzad Ethical Fund will not invest in preferred stock and warrants.

6. Options. Azzad Ethical Fund will not purchase or sell options, except that the Fund may purchase covered call options as a method to increase the income received from common stocks owned by the Fund. The Fund may sell (write) covered call options and purchase call options to close out call options previously written. The Fund currently does not write covered call options.

Portfolio Turnover

The Funds will generally not invest for short-term trading purposes, and portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the portfolio manager, investment considerations warrant such action. Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year. A 100% turnover rate would occur if all the securities in the Fund's portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year. A high rate of portfolio turnover (100% or more) generally leads to higher transaction costs and may result in a greater number of taxable transactions.  For Azzad Wise Capital Fund, it is anticipated that the Fund's turnover rate will be in excess of 100%. For Azzad Ethical Fund, it is anticipated that the Fund’s turnover rate may exceed 100% when the Adviser chooses to utilize an active trading strategy.

TRUSTEES AND EXECUTIVE OFFICERS

The Board of Trustees supervises the business and management activities of the Azzad Funds (the "Trust") and approves all significant agreements between the Trust and outside service providers.  The Board of Trustees is scheduled to meet four times a year. The Trustees, including the Independent Trustees, believe that matters bearing on the Investment Advisory Agreements are considered at most, if not all, of their meetings. A discussion of the Trustees’ considerations regarding the Adviser’s Investment Advisory Agreement is contained in the Funds’ Annual Report for the fiscal year ended June 30, 2012. The review and approval forAzzad Ethical Fund’s Subadvisory Agreement between the Adviser and Subadviser occurred at a Trustee meeting held on August 16, 2012. [The Subadvisory Agreementwas approved by Shareholders at a special meeting held on  _______, 2012.] A discussion of this approval will be included in the Funds’ next Semi-Annual Report to Shareholders. Each Trustee shall hold office until the next meeting of shareholders, if any, called for the purpose of considering the election or re-election of such Trustee or of a successor to such Trustee, and until the election and qualification of his successor, if any, elected at such meeting, or until such Trustee dies, resigns, retires or is removed.

The following table contains information concerning each officer of the Trust and each Trustee of the Trust who is an "interested person" of the Trust, as defined in the 1940 Act. Mr. Qasem is an "interested person" because he is an officer of the Trust and an officer of Azzad Asset Management, Inc. (the "Adviser"), the Fund's investment adviser.

Name, Address And Age	Positions Held With the Trust	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Bashar Qasem 3141 Fairview Park Drive Suite 460 Falls Church, VA 22042 Age: 48	Chairman, Treasurer, and Trustee	Indefinite / Since 2001	President of Azzad Asset Management, Inc. (since 2000).	2	None
Jamal Elbarmil 3141 Fairview Park Drive Suite 460 Falls Church, VA 22041 Age: 51	Secretary	Indefinite / Since 2003	Vice President and Portfolio Manager of Azzad Asset Management, Inc. (since 2001).	2	None
Manal Fouz* 3141 Fairview Park Drive Suite 460 Falls Church, VA 22041 Age: 38	Chief Compliance Officer	Indefinite / Since 2007	Operations Manager and Compliance Officer for Azzad Asset Management, Inc. (since 2002)	2	None

*Manal Fouz is the wife of Bashar Qasem.

The following table provides information regarding each Trustee who is not an "interested person" of the Trust, as defined in the 1940 Act.

Name, Address And Age	Positions Held With the Trust	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Syed Shamshad Husain 1046 Longford Road Bartlett, IL 60103 Age: 75	Trustee	Indefinite / Since 2000	Managing Director of IQRA International Education Foundation (publisher of religious books) (1995 to present)	2	None
Syed K. Raheemullah 25 W. 181 Salem Naperville, IL 60540 Age: 63	Trustee	Indefinite / Since 2000	Member of the technical staff of Lucent Technologies (manufacturer of telephone equipment) (1986 to present)	2	None
Qamaruddin Ali Yar Khan 330 Tuttle Drive Bloomingdale IL 60108 Age: 66	Trustee	Since December 2008	Certified Public Accountant (CPA) and Vice President for Sonoscan Inc.(2001 to present)	2	None

Leadership Structure and Board of Trustees

The Trust is led by Mr. Qasem and does not have an independent lead trustee.  As part of its annual governance assessment, the Trust reviews the collective and individual experience, qualifications, and skills of the Trustees. Qualifications common to all Trustees are strong educational backgrounds, lifetimes of experience in business and finance, personal investments in the Funds, and an ability to effectively evaluate information about the Funds, the Adviser, and its service providers. All of the Trustees (except for Mr. Qasem) reside locally in the suburbs of Chicago. The Trust believes that it is in the interests of the Funds’ shareholders to have a board whose members are within easy access to each other outside of the Adviser’s presence. Three of the four Trustees are independent Trustees.

Mr. Qasem, an interested member of the Board and CEO of the Adviser, serves as the Board’s Chairman. The Board believes that its leadership structure is appropriate given the Funds’ size and investment objectives. Mr. Qasem has over 15 years’ experience in the investment management field and has served as chairman of the Azzad Funds since their inception. Mr. Qasem brings to the Board an advantageous insight into the Funds’ operations, investment objectives and history. The Board believes that, at this time, he is the most qualified of the four members to serve as Chairman. Independent Trustees meet once a quarter, outside the Adviser’s presence, to discuss the Board’s effectiveness, any matters of concern and the Funds in general.  The Board feels that the current leadership structure is appropriate because Mr. Qasem, in his role as CEO of the Adviser, provides the Board with insight to the day to day operations of the Funds and he is receptive to inquiries and suggestions from the other Trustees in their areas of expertise and experience.

In determining that each Trustee is qualified to serve on the Board, the Board considers a variety of criteria, including actual service, commitment and participation of each member during his tenure with the Funds. The following are additional qualifications of each Trustee:

Bashar Qasem is the founder and president of the Funds’ adviser, Azzad Asset Management, established in 1997. For over 15 years, the adviser has provided investment management services to the Azzad Funds and other investors. Mr. Qasem is one of the few in the United States to earn the prestigious AAOIFI (Accounting and Auditing Organizations for Islamic Financial Institutions) designation. AAOIFI is an internationally recognized organization that oversees Islamic financial organizations. Mr. Qasem has served as the Funds’ chairman since their inception, and his institutional knowledge of the Funds is an important part of Board discussions.  Mr. Qasem was selected to serve as a Trustee based primarily on his experience in the investment management industry and prior mutual fund experience as a Trustee of Islamia Funds.

Qamaruddin Ali Yar Khan is the Vice President of Sonoscan and a Certified Public Accountant. Mr. Khan previously served as the Chairman and Trustee of the Trustfrom its inception until 2003. He was reelected to the Board in 2008. The Board considers his strong background in accounting and mutual fund operations invaluable.  Mr. Khan was selected to serve as Trustee based primarily on his experience in business and accountingand prior mutual fund experience as a Trustee of Islamia Funds.

Syed Raheemullah is an engineer for Lucent Technologies. He has served as a Trustee of the Trust since its inception, and his past experience with mutual funds contributes to Board decision-making.  Mr. Raheemullah was selected to serve as Trustee based primarily on his general business experienceand prior mutual fund experience as a Trustee of Islamia Funds.

Syed Shamshad Husain is an accountant and the managing director for a book publishing firm in Chicago, Illinois. He has served as a Trustee of the Trust since its inception, and his experience as an accountant is particularly helpful in discussions regarding pricing.  Mr. Husain was selected as a Trustee based primarily on his experience in accountingand prior mutual fund experience as a Trustee of Islamia Funds.

The Trust's Audit Committee consists of Mr. Husain, Mr. Raheemullah and Mr. Ali Q. Khan.  The Audit Committee is responsible for overseeing the Funds’ accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Funds’ financial statements and the independent audit of the financial statements; and acting as a liaison between the Funds’ independent registered public accounting firm and the full Board of Trustees.  During the fiscal year ended June 30, 2012 the Audit Committee held two meetings.

Board Role in Risk Oversight

The Board’s role in management of the Azzad Funds is oversight. Daily management of the Funds, selection of Fund holdings, administration and distribution services, and management of operational and portfolio risk are the responsibilities of the Adviser. The Board obtains and reviews various reports and agreements from the Adviser, service providers, auditors, and the Funds’ compliance officer. The Board meets independently with the Funds’ Chief Compliance Officer (“CCO”) at least once a year (or whenever a material event occurs) to discuss the Adviser and Funds’ compliance procedures and findings. In addition, the portfolio manager for the Funds reports to the Board, at least once a year, on various potential risks to the Funds including investment, liquidity and operational risks.

The following table provides information regarding shares of and other portfolios of the Trust owned by each Trustee as of December 31, 2011.

Name of Trustee	Dollar Range of Equity Securities in Azzad Ethical Fund	Dollar Range of Equity Securities in Azzad Wise Capital Fund	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee Within the Azzad Funds
Bashar Qasem	$10,001-$50,000	None	$10,001-$50,000
Syed Shamshad Husain	$10,001-$50,000	None	$10,001-$50,000
Syed K. Raheemullah	$1-$10,000	None	$1-$10,000
Ali Khan	$1-$10,000	None	$1-$10,000

For their service as Trustees, the Trustees who are not "interested persons" are entitled to receive from the Trust an aggregate fee of $1,000 per year for attendance at all meetings held on a day on which a regularly scheduled board meeting is held and $50 per day for attendance by telephone at a meeting held on each day on which no regular board meeting is held.  None of the executive officers receives compensation from the Trust. The Funds will pay a pro rata portion of the fees payable to the Trustees who are not "interested persons," of the Funds. During the fiscal year ended June 30, 2012, compensation paid by the Funds to the Trustees not affiliated with the Adviser was as follows:

Name of Person	Total Compensation from Fund and Fund Complex Paid to Trustees
Syed Shamshad Husain	$1,000
Syed K. Raheemullah	$1,000
Ali Khan	$1,000

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser's address is 3141 Fairview Park Drive, Suite 460, Falls Church, Virginia 22042. The Adviser can also be contacted by telephone at (888) 862-9923. As of June 30, 2012, Mr. Qasem is deemed to control the adviser by virtue of his ownership of more than 25% of the Adviser’s outstanding voting shares.

The Adviser currently serves as the investment adviser pursuant to an Advisory Agreement with each Fund.  The Adviser receives for its services to Azzad Wise Capital Fund a management fee, at an annual rate of 1.19% of the average daily net assets of the Fund.  The Adviser has agreed to waive all or a portion of its fee or reimburse the Fund for operating expenses, to the extent necessary to limit the Fund's total annual operating expenses to 1.49% of average daily net assets through November 30, 2013. The Adviser receives for its services to Azzad Ethical Fund a management fee, at an annual rate of 0.80% of the average daily net assets of the Fund. The Adviser has agreed to waive all or a portion of its fee or reimburse the Fund for operating expenses, to the extent necessary to limit the fund’s total annual operating expenses to 0.99% of average daily net assets through June 30, 2014. Under the Advisory Agreements, the Adviser provides the Funds with advice and assistance in the acquisition and disposition of the Funds’ investments. All investment decisions are subject to review by the Board of Trustees of the Trust. The Adviser is obligated to pay the salaries and fees of any affiliates of the Adviser serving as officers of the Trust or the Funds. The Funds pay all operating expenses not expressly assumed by the Adviser, including custodial and transfer agency fees, federal and state securities registration fees, legal and audit fees, and brokerage commissions and other costs associated with the purchase and sale of portfolio securities. Operating Expenses, for purposes of the expense cap agreements, excludes brokerage costs; borrowing costs, including, without limitation,on dividends of securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; litigation, and other extraordinary expenses.

Azzad Ethical Fund

2012

2011

2010

Net Advisory Fee Paid	$66,874	$21,873	$3,545
Advisory Fees Earned	$141,081	$92,022	$68,291
Advisory Fees Waived	$74,207	$75,901	$64,746

Azzad Wise Capital Fund

2012

2011

2010

Net Advisory Fee Paid	$287,662	$155,612	$13,943
Advisory Fees Earned	$324,775	$218,232	$31,836
Advisory Fees Waived	$37,113	$62,620	$17,893

The Advisory Agreements are in effect for an initial term of two years, and from year to year thereafter, if such continuance is approved at least annually in accordance with the requirements of the 1940 Act as now in effect or as hereafter amended.  The Advisory Agreements will terminate automatically in the event of its assignment. In addition, the Agreements are terminable at any time, without penalty, by the Board of Trustees of the Trust or by vote of a majority of the Fund's outstanding voting securities upon 60 days' written notice to the Adviser.

The same security may be suitable for the Funds or other accounts managed by the Adviser. If and when the Funds or two or more accounts simultaneously purchase or sell the same security, the transactions will be allocated as to price and amount in accordance with arrangements equitable to the Funds or accounts. The simultaneous purchase or sale of the same securities by the Funds and other accounts may have a detrimental effect on the Funds, as this may affect the price paid or received by the Funds or the size of the position obtainable or able to be sold by the Funds.

SUBADVISER

The Adviser has retained Ziegler Lotsoff Capital Management (“ZLCM” or “Subadviser”) to serve as Subadviser to the Azzad Ethical Fund. As Subadviser to the Azzad Ethical Fund, ZLCM will provide investment advice and consultation on the Fund’s portfolio subject to the general supervision of the Adviser and Board of Trustees. The Adviser retains responsibility for selecting the portfolio securities for investment by the Fund, will continue to purchase and sell securities for the Fund and place orders for the execution of such portfolio transactions, subject to the general supervision of the Board of Trustees. For its services, ZLCM will receive a fee from the Adviser. The Adviser shall pay subadvisory fees to the Subadviser out of its own advisory fee. The compensation of any officer, director or employee of the Subadviser who is rendering services to the Azzad Ethical Fund is paid by the Subadviser.

The Subadvisory Agreement will remain in force for an initial two year period and from year to year thereafter, subject to annual approval by (a) the Board of Trustees or (b) a vote of the majority of a Fund’s outstanding voting securities, provided that in either event continuance is also approved by a majority of the Independent Trustees, by a vote cast in person at a meeting called for the purpose of voting such approval. The Subadvisory Agreement may be terminated at any time, on sixty days’ written notice, without the payment of any penalty, by the Board of Trustees, by a vote of a majority of a Fund’s outstanding voting securities, by the Adviser, or by the Subadviser. The Subadvisory Agreement shall automatically terminate in the event of its assignment, as defined by the 1940 Act and the rules thereunder.

Ziegler Lotsoff Capital Management

The Ziegler Companies, Inc. was founded in 1902 and offers industry expertise in the healthcare, senior living, church and school markets through its investment banking and advisory services. With the formation of Ziegler Capital Management, LLC in 1991, Ziegler expanded its money management practice to serve other clients within the institutional marketplace.  As part of a strategic growth initiative, CEO Scott Roberts partnered with private equity firm Rizvi Traverse Management, LLC in 2010, purchased Lotsoff Capital Management LLC in 2011 and purchased Red Granite Advisors, LLC in 2012. Ziegler Lotsoff continues to grow in terms of both assets and product offerings and manages over $4.0 billion in institutional assets for not-for-profit organizations, public funds, Taft-Hartley funds, corporations as well as high net worth individuals as of August 30, 2012.

PORTFOLIO MANAGEMENT

Both Azzad Funds are managed by Mr. Jamal Elbarmil. Mr. Elbarmil manages other portfolios for the Adviser other than the Funds. The portfolio manager's compensation consists of a fixed salary that is set by industry standards. He also receives a bonus based on the Funds’ performance and on increases in the Funds’ assets.

The following provides information regarding other accounts managed by Mr. Jamal Elbarmil as of June 30, 2012:

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in millions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	0	0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	2	$26	0	$0

Conflicts of Interest.Because the Adviser performs investment management services for various clients, certain conflicts of interest could arise. The Adviser may give advice and take action with respect to its other clients that may differ from advice given or the timing or nature of action taken with respect to the Funds. The Adviser will have no obligation to purchase or sell for the Funds, or to recommend for purchase or sale by the Funds, any security that the Adviser, its principals, its affiliates, or its employees may purchase for themselves or for other clients and/or funds at the same time or the same price.  At present, the Adviser has not identified any material conflicts between the Funds and other accounts of the Adviser, as no other account follows the same strategy as the Funds.  However, actual or apparent conflicts of interest may arise if the Adviser begins to manage other accounts that follow the same strategy.  If the Adviser were to begin to do so, the Adviser will adopt procedures to address the potential conflicts.  As of June 30, 2012, the amount of equity securities Mr. Elbarmil owned in the Azzad Ethical Fund was between $10,001-$50,000 and in Azzad Wise Capital Fund was between $1-$10,000.

Mr. Joseph Pappo and Mr. Donald Reidassist Mr. Elbarmil in managing the Azzad Ethical Fund. Mr. Pappo and Mr. Reid receive a market driven base salary and incentive compensation based on divisional revenue growth, individual performance and the overall profitability of their firm, Ziegler Lotsoff Capital Management. They also have an equity interest in the firm which is on a vesting schedule over the next three years.

The following provides information regarding other accounts managed by Mr. Pappo and Mr. Reid as of June 30, 2012:

Mr. Joseph Pappo:

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in millions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	111	$229	0	$0

Mr. Donald Reid:

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in millions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	0	0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	111	$229	0	$0

Conflicts of Interest. Whenever a Portfolio Manager manages other accounts, including accounts that pay higher fees, potential conflicts of interests exist, including potential conflicts in the allocation of investment opportunities between accounts. ZLCM has adopted policies and procedures designed to address these potential material conflicts and believes several factors limit the presence of conflicts between accounts managed by the portfolio managers.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

Shareholders owning more than 25% of the shares of a Fund may be deemed to “control” a Fund as that term is defined under the Investment Company Act of 1940, as amended. [As of September 30, 2012, Foliofn Investments, Inc., 8180 Greensboro Drive, 8th Floor, Mclean, VA  22102, in aggregate, owned approximately [   ]% of Azzad Ethical Fund and [  ]%of Azzad Wise Capital Fund.] Persons controlling the Fund can determine the outcome of any proposal submitted to the shareholders for approval, including changes to a Fund's fundamental policies or the terms of the investment advisoryagreement with the Adviser.    [As of September 30, 2012, the officers and Trustees of the Trust, as a group, owned less than []% of the outstanding shares of Azzad Ethical Fund and less than []% of Azzad Wise Capital Fund.]

CODE OF ETHICS

The 1940 Act and rules thereunder require that the Azzad Funds, its Adviser and the Subadviser to the Azzad Ethical Fund establish standards and procedures for the detection and prevention of certain conflictsof interest, including activities by which persons having knowledge of the investments and investment intentions of the Azzad Funds might take advantage of that knowledge for their own benefit. The Azzad Funds, its Adviser and the Subadviser to the Azzad Ethical Fund have adopted a Code of Ethics to meet those concerns and legal requirements. The Code of Ethics does not prohibit employees who have knowledge of the investments and investment intentions of Azzad Funds from engaging in personal securities investing, but regulates such personal securities investing by these employees as a part of the effort to detect and prevent conflicts of interest.

Personnel of the Adviser may invest in securities for their own account pursuant to a Code of Ethics which has been adopted by the Funds and the Adviser that sets forth all employees' fiduciary responsibilities regarding the Funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. Under the Code of Ethics, the Adviser's personnel may invest in securities, including securities that may be purchased or held by the Funds. For a free copy of the Adviser's Code of Ethics policy, call (888) 862-9923.

Personnel of the Azzad Ethical Fund’s Subadviser may invest in securities for their own account pursuant to a Code of Ethics. The Code of Ethics adopted by the Subadviser sets forth all employees’ fiduciary responsibilities regarding clients, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and violations of the Code involve significant sanctions including termination of employment. Under the Code of Ethics, the Subadviser’s personnel may invest in securities, including securities that may be purchased or held by the Azzad Ethical Fund.

ADMINISTRATOR

Azzad Asset Management, Inc. 3141 Fairview Park Drive, Suite 460, Falls Church, VA 22042 pursuant to an Administration Agreement with the Funds, administers the affairs of the Funds.

Pursuant to the Administration Agreement, the Adviser, subject to the overall supervision and review of the Board of Trustees of the Trust, provides administrative services to the Funds, provides the Funds with office space, facilities and business equipment, and provides the services of executive and clerical personnel for administering the affairs of the Funds.

The Administration Agreement provides for Azzad Wise Capital Fund and Azzad Ethical Fund to each pay the Administrator an annual fee of $9,000. The Administration Agreement is terminable by the Board of Trustees of the Trust or the Administrator on ninety (90) days' written notice.  The Agreement remained in effect for one year from the date of its initial execution, and is subject to annual approval of the Board of Trustees, for one-year periods thereafter.The Agreement provides that in the absence of willful misconduct, bad faith or negligence on the part of the Administrator, the Administrator shall not be liable for any loss arising out of or in connection with its actions thereunder.

Under the Administration Agreement, the Administrator provides all administrative services, including, without limitation: (i) provides overall day-to-day administrative functions, including coordination of administrative and professional services to the Funds by others, including the Funds’ Custodian; (ii) assisting the Funds’ counsel in preparing, but not paying for, the periodic updating of the Funds’ Registration Statement, Prospectus and Statement of Additional Information, including the printing of such documents for the purpose of filings with the Securities and Exchange Commission and state securities administrators, and preparing reports to the Funds’ shareholders and the Securities and Exchange Commission; (iv) preparing agendas for meetings of the Board of Trustees; and (v) monitoring daily and periodic compliance with respect to all requirements and restrictions of the 1940 Act, the Internal Revenue Code of 1986, as amended (the "Code"), and the Prospectus.

TRANSFER AGENT

Mutual Shareholder Services, LLC, 8000 Towne Centre Drive, Suite 400, Broadview Heights, OH 44147, provides transfer agency, dividend disbursing and accounting services to the Funds. MSS also is involved in preparing all filings under the securities or "Blue Sky" laws of such states or countries as are designated, which may be required to register or qualify, or continue the registration or qualification, of the Funds and/or its shares under such laws.

CUSTODIAN

Huntington National Bank, 7 Easton Oval, Columbus, Ohio 43219 serves as custodian for the Funds’ cash and securities (the "Custodian"). The Custodian is responsible for maintaining and safeguarding the books and records of the Funds’ portfolio securities and cash.  The Custodian does not assist in, and is not responsible for, investment decisions involving assets of the Funds.

SHAREHOLDER SERVICING AND DISTRIBUTION PLANS

The Funds have adopted Distribution and Service Plans (the "Plans"), which were reviewed and approved by a majority of the disinterested Trustees of the Trust, pursuant to Rule 12b-1 under the 1940 Act (the "Rule").  The Rule provides that an investment company, which bears any direct or indirect expense of distributing its shares, must do so only in accordance with a plan permitted by the Rule.  The Plans provide that the Funds may use their assets to finance certain expenses and costs incurred in connection with providing marketing and promotional support to the Funds, shareholder servicing and maintaining shareholder accounts, to compensate parties with which they have written agreements and whose clients own shares of the Funds for providing servicing to their clients ("shareholder servicing") and financial institutions with which they have written agreements and whose clients are Fund shareholders (each a "broker-dealer") for providing distribution assistance and promotional support to the Funds, which is subject to a maximum of 0.05% per annum of Azzad Wise Capital Fund's average daily net assets and subject to a maximum of 0.15% per annum of Azzad Ethical Fund’s average daily net assets.  Fees paid under the Plans may not be waived for individual shareholders.

Each shareholder servicing agent and broker-dealer will, as agent for its customers, among other things: answer customer inquiries regarding account status and history, the manner in which purchases and redemptions of shares of each may be effected and certain other matters pertaining to the Funds; assist shareholders in designating and changing dividend options, account designations and addresses; provide necessary personnel and facilities to establish and maintain shareholder accounts and records; assist in processing purchase and redemption transactions; arrange for the wiring of funds; transmit and receive funds in connection with customer orders to purchase or redeem shares; verify and guarantee shareholder signatures in connection with redemption orders and transfers and changes in shareholder designated accounts; furnish quarterly and year-end statements and confirmations within five business days after activity in the account; transmit to shareholders of the Funds proxy statements, annual reports, updated prospectuses and other communications; receive, tabulate and transmit proxies executed by shareholders with respect to meetings of shareholders of the Funds; and provide such other related services as either the Funds or a shareholder thereof may request.

Shareholder servicing agents and broker-dealers may charge investors a fee in connection with their use of specialized purchase and redemption procedures offered to investors by the shareholder servicing agents and broker-dealers. In addition, shareholder servicing agents and broker-dealers offering purchase and redemption procedures similar to those offered to shareholders who invest in the Funds directly may impose charges, limitations, minimums and restrictions in addition to or different from those applicable to shareholders who invest in the Funds directly. Accordingly, the net yield to investors who invest through shareholder servicing agents and broker-dealers may be less than realized by investing in the Funds directly. An investor should read the Prospectus in conjunction with the materials provided by the shareholder servicing agent and broker-dealer describing the procedures under which Fund shares may be purchased and redeemed through the shareholder servicing agent and broker-dealer.

In accordance with the Rule, the Plans provide that all written agreements relating to the Plans must be in a form satisfactory to the Board of Trustees. In addition, the Plans require the Funds to prepare, at least quarterly, written reports setting forth all amounts expended for distribution purposes by the Funds pursuant to the Plans and identifying the distribution activities for which those expenditures were made for review by the Board of Trustees.

For the period July 1, 2011 to June 30, 2012, Azzad Ethical Fund paid$17,448 under its Plan for shareholder servicing and maintaining shareholder accounts under Rule 12b-1.

For the period July 1, 2011 to June 30, 2012, Azzad Wise Capital Fund paid $13,646under its Plan for shareholder servicing and maintaining shareholder accounts under Rule 12b-1.

Bashar Qasem, as an interested person of the Funds and the Adviser may be deemed to have a direct or indirect interest in the operation of the Plans.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

A Funds’ assets are invested by the Adviser in a manner consistent with its investment objective, policies, and restrictions and with any instructions the Board of Trustees may issue from time to time. Within this framework, the Adviser is responsible for making all determinations as to the purchase and sale of portfolio securities and for taking all steps necessary to implement securities transactions on behalf of the Funds.

In placing orders for the purchase and sale of portfolio securities for the Funds, the Adviser will use its best efforts to obtain the best possible price and execution and will otherwise place orders with broker-dealers subject to and in accordance with any instructions the Board of Trustees may issue from time to time. The full range and quality of services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved and other factors. In those instances where it is reasonably determined that more than one broker-dealer can offer the services needed to obtain the most favorable price and execution available, consideration may be given to those broker-dealers which furnish or supply research and statistical information to the Adviser that it may lawfully and appropriately use in its investment advisory capacities.

While it is the Funds’ general policy to first seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Funds, in accordance with Section 28(e) under the Securities and Exchange Act of 1934 ("1934 Act"), when it is determined that more than one broker can deliver best execution, weight is also given to the ability of a broker-dealer to furnish brokerage and research services to the Funds or to the Adviser, even if the specific services are not directly useful to the Funds and may be useful to the Adviser in advising other clients. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Funds may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer.

Transactions on U.S. stock exchanges, commodities markets and futures markets and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in foreign investments often involve the payment of fixed brokerage commissions, which may be higher than those in the United States. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by the Funds usually includes an undisclosed dealer commission or mark-up. In underwritten offerings, the price paid by the Funds includes a disclosed, fixed commission or discount retained by the underwriter or dealer.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive brokerage and research services (as defined in the 1934 Act) from broker-dealers that execute portfolio transactions for the clients of such advisers and from third parties with which such broker-dealers have arrangements. Consistent with this practice, the Adviser may receive brokerage and research services and other similar services from many broker-dealers with which the Adviser may place the Funds’ portfolio transactions and from third parties with which these broker-dealers have arrangements. These services include such matters as general economic and market reviews, industry and company reviews, evaluations of investments, recommendations as to the purchase and sale of investments, newspapers, magazines, pricing services, quotation services, news services and personal computers utilized by the Adviser. Where the services referred to above are not used exclusively by the Adviser for research purposes, the Adviser, based upon its own allocations of expected use, bears that portion of the cost of these services which directly relates to their non-research use. Some of these services are of value to the Adviser and its affiliates in advising several of their clients (including the Funds), although not all of these services are necessarily useful and of value in managing the Funds. The management fee paid by the Funds is not reduced because the Adviser and its affiliates receive these services even though the Adviser might otherwise be required to purchase some of these services for cash.

Consistent with the Conduct Rules of the Financial Industry Regulatory Authority, and subject to seeking the most favorable price and execution available and such other policies as the Trustees may determine, the Adviser may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute portfolio transactions for that Fund.

The table below shows the amount of aggregate brokerage commissions incurred by the Funds for the fiscal years ended June 30. The Adviser does not have an affiliated broker.

Azzad Ethical Fund

Fiscal Year	Aggregate Brokerage Commissions
2012	$2,096
2011	$1,777
2010	$3,976

Azzad Wise Capital Fund

Fiscal Year	Aggregate Brokerage Commissions
2012	$12,471
2011	$16,367
2010*	$1,474

*The Fund commenced operations on April 6, 2010.

TAXATION

The Funds intend to qualify each year as a "regulated investment company" under Subchapter M of the Code. By so qualifying, the Funds will not incur federal income or state taxes on their net investment income and on net realized capital gains to the extent distributed as dividends to shareholders.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the Funds’ level. To avoid the tax, the Funds must distribute during each calendar year an amount equal to the sum of (a) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (b) at least 98.2% of its capital gains in excess of capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31st of the calendar year, and (c) all ordinary income and capital gains for previous years that were not distributed during such years.

Under the Code, dividends derived from interest, and any short-term capital gains, are taxable to shareholders as ordinary income for federal and state tax purposes, regardless of whether such dividends are taken in cash or reinvested in additional shares. Distributions made from the Funds’ net realized long-term capital gains (if any) and designated as capital gain dividends are taxable to shareholders as long-term capital gains, regardless of the length of time Fund shares are held. Corporate investors are not eligible for the dividends-received deduction with respect to distributions derived from interest on short-or long-term capital gains from the Funds but may be entitled to such a deduction in respect to distributions attributable to dividends received by the Funds. A distribution will be treated as paid on December 31st of a calendar year if it is declared by the Funds in October, November or December of the year with a record date in such a month and paid by the Funds during January of the following year. Such distributions will be taxable to shareholders in the calendar year the distributions are declared, rather than the calendar year in which the distributions are received.

Distributions paid by the Funds from net long-term capital gains (excess of long-term capital gains over long-term capital losses), if any, whether received in cash or reinvested in additional shares, are taxable as long-term capital gains, regardless of the length of time you have owned shares in the Funds. Distributions paid by the Funds from net short-term capital gains (excess of short-term capital gains over short-term capital losses), if any, whether received in cash or reinvested in additional shares are taxable as ordinary income. Capital gains distributions are made when the Funds realize net capital gains on sales of portfolio securities during the year.

Any redemption of Fund shares is a taxable event and may result in a capital gain or loss. A capital gain or loss may be realized from an ordinary redemption of shares. Dividend distributions, capital gains distributions, and capital gains or losses from redemptions and exchanges may also be subject to state and local taxes.

Ordinarily, distributions and redemption proceeds paid to Fund shareholders are not subject to withholding of federal income tax. However, the Funds’ distributions and redemption proceeds are subject to tax withholding if a Fund’s shareholder fails to supply a Fund or its agent with such shareholder's taxpayer identification number or if a Fund shareholder who is otherwise exempt from withholding fails to properly document such shareholder's status as an exempt recipient.

The information above is only a summary of some of the tax considerations generally affecting the Funds and its shareholders. No attempt has been made to discuss individual tax consequences. To determine whether the Funds are a suitable investment based on his or her tax situation, a prospective investor may wish to consult a tax adviser.

PURCHASE OF SHARES

Fund shares may be purchased at the net asset value per share in proper form with accompanying check or other bank wire payment arrangements satisfactory to each Fund. Azzad Wise Capital Fund's minimum initial investment is $4,000; and $1,000 in Azzad Ethical Fund.  There is no minimum investment amount for brokerage accounts and investments made through wirehouses.  The minimum subsequent investment in Azzad Wise Capital Fund is $300 and $50 in Azzad Ethical Fund, but there is no minimum subsequent investment for brokerage accounts and investments made through wirehouses.

The Funds reserve the right in their sole discretion (i) to suspend the continued offering of a Fund's shares, (ii) to reject purchase orders in whole or in part when in the judgment of the Adviser such rejection is in the best interest of a Fund, and (iii) to reduce or waive the minimum for initial and subsequent investments for certain fiduciary accounts or under circumstances where certain economies can be achieved in sales of a Fund’s shares.

DIVIDENDS AND DISTRIBUTIONS

Net investment income in Azzad Wise Capital Fund, if any, is declared as dividends and paid monthly. Net investment income in Azzad Ethical Fund, if any, is declared as dividends and paid annually. Substantially all the realized net capital gains for the Fund, if any, are also declared and paid on an annual basis. Dividends and distributions are payable to shareholders of record at the time of declaration. Distributions are automatically reinvested in additional Fund shares unless the shareholder has elected to have them paid in cash.

NET ASSET VALUE

The method for determining the Funds’ net asset value is summarized in the Prospectus in the text following the heading "How Your Share Price (NAV) is Determined."  The net asset value of the Funds’ shares is determined on each day on which the New York Stock Exchange is open, provided that the net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for Fund shares is received. The New York Stock Exchange is not open for business on the following holidays (or on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

Brokers, Dealers and Other Intermediaries. Certain brokers and certain designated intermediaries on their behalf may accept purchase and redemption orders. The Funds will be deemed to have received such an order when the broker or the designee has accepted the order. Customer orders are priced at the NAV next computed after such acceptance. Such orders may be transmitted to the Funds or their agents several hours after the time of the acceptance and pricing.

As stated above, the Funds have authorized certain dealers to accept on their behalf purchase and redemption orders. Such dealers are authorized to designate other intermediaries to accept purchase and redemption orders on the Funds’ behalf. The Funds will be deemed to have received a purchase or redemption order when an authorized dealer or such dealer’s authorized designee, accepts the order. Customer orders will be priced at the applicable Fund’s NAV next computed after they are accepted by an authorized dealer or such dealer’s designee.

The Funds strictly prohibit late day trading. Orders for purchases and sales must be placed on or before the close of the NYSE to receive that day’s share price. If an order is received after the close of the NYSE, the order is processed at the NAV next calculated on the following business day. In addition, all broker dealers and administrators are required by contract (and, in the case of broker dealers, by regulation) to only execute orders that are placed at or before the close of the NYSE. However, the Funds and their agents cannot ensure that orders transmitted to the Funds or their agents as orders receivedby the close of the NYSE on a given day were in fact received by the intermediary by that time.

REDEMPTION OF SHARES

Redemption of shares, or payment for redemptions, may be suspended at times (a) when the New York Stock Exchange is closed for other than customary weekend or holiday closings, (b) when trading on said Exchange is restricted, (c) when an emergency exists, as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during any other period when the Securities and Exchange Commission, by order, so permits, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist.

Shareholders who purchased shares through a third party broker-dealer may also redeem such shares by written request to the Transfer Agent which shares are held by the Transfer Agent at the address set forth in the Prospectus. To be considered in "good order", written requests for redemption should indicate the dollar amount or number of shares to be redeemed, refer to the shareholder's Fund account number, including either the social security or tax identification number. The request should be signed in exactly the same way the account is registered. If there is more than one owner of the shares, all owners must sign. If shares to be redeemed have a value of $50,000 or more, the signature(s) must be guaranteed by an "eligible guarantor institution," which includes a commercial bank that is a member of the Federal Deposit Insurance Corporation, a trust company, a member firm of a domestic stock exchange, a savings association or a credit union that is authorized by its charter to provide a signature guarantee. The Transfer Agent may reject redemption instructions if the guarantor is neither a member of nor a participant in a signature guarantee program. Signature guarantees by notaries public are not acceptable. The purpose of a signature guarantee is to protect shareholders against the possibility of fraud. Further documentation will be requested from corporations, administrators, executors, personal representatives, trustees and custodians. Redemption requests given by facsimile will not be accepted.

If you redeem shares through dealers or other financial institutions, they may charge you a fee when you redeem your shares. Once your shares are redeemed, the proceeds will normally be sent to you on the next business day. However, if making immediate payment could adversely affect the Funds, it may take up to seven calendar days.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sanville & Company, 1514 Old York Road, Abington, PA 19001, is the Funds’ independent registered public accounting firm providing services including (1) audit of annual financial statements, and (2) assistance and consultation in connection with SEC filings.

OTHER INFORMATION

The Adviser has been continuously registered with the Securities and Exchange Commission (SEC) under the Advisers Act since August 21, 2000. The Trust has filed a registration statement under the Securities Act of 1933 and the 1940 Act with respect to the shares offered. Such registrations do not imply approval or supervision of the Funds or the Adviser by the SEC. For further information, please refer to the registration statement and exhibits on file with the SEC in Washington, D.C. These documents are available upon payment of a reproduction fee. Statements in the Prospectus and in this Statement of Additional Information concerning the contents of contracts or other documents, copies of which are filed as exhibits to the registration statement, are qualified by reference to such contracts or documents.

ORGANIZATION

Azzad Wise Capital Fund and Azzad Ethical Fund are series of Azzad Funds, an open-end diversified management investment company under the Investment Company Act of 1940. Azzad Wise CapitalFundbegan investment operations on April 6, 2010 (as Wise Capital Fund until November 1, 2011) and Azzad Ethical Fund began its investment operations on December 22, 2000 (as the Azzad Ethical Mid Cap Fund until November 1, 2011 andas the Azzad/Dow Jones Ethical Market Fund until December 16, 2003).  The Board of Trustees of the Trust is authorized to issue an unlimited number of shares in one or more series or "Funds," which may be divided into classes of shares. Currently, there are two series authorized and outstanding.  Each series has only one class of shares.

Each share of each Fund has equal rights as to voting, redemption, dividends, and liquidation as the other shares of the Fund. There are no conversions, preemptive or other subscription rights. The Board of Trustees has the right to establish additional series in the future, to change those series and to determine the preferences, voting powers, rights and privileges thereof.

In the interest of economy and convenience, certificates representing shares purchased will not be ordinarily issued. The investor, however, will have the same rights of ownership with respect to such shares as if certificates had been issued.

The Trust is not required and does not intend to hold annual meetings of shareholders. Shareholders owning more than 10% of the outstanding shares of the Trust have the right to call a special meeting for any purpose.

Under the Declaration of Trust of the Trust, the Trust or any series of the Trust (including either Fund) may be terminated at any time by the Trustees by written notice to the shareholders of the Trust, or such series as the case may be, without a vote of the shareholders of the Trust, or of such series, or the Trust or any series of the Trust may be terminated by the affirmative vote of the shareholders in accordance with provisions of the Declaration of Trust.

Under Massachusetts law applicable to Massachusetts business trusts, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for the Trust's obligations. However, the Declaration of Trust of the Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust and requires that notice of this disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Trust's Declaration of Trust further provides for indemnification out of the assets and property of the Trust for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which inadequate insurance existed and the Trust or Fund itself was unable to meet its obligations. The Trust believes the likelihood of the occurrence of these circumstances is remote.

FINANCIAL STATEMENTS

The Funds’ financial statements are included in the Funds’ Annual Report for the year ended June 30, 2012, and are hereby incorporated by reference in this Statement of Additional Information. They can be obtained free of charge by calling the Funds’ transfer agent at 1-888-350-3369.

PROXY VOTING PROCEDURES

The Board of Trustees for the Funds has delegated responsibilities for decisions regarding proxy voting for securities held by the Funds to the Funds’ Adviser, Azzad Asset Management, Inc. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the issuer's board of directors and management, and maintain or increase the rights of shareholders; proxy votes generally will be cast against proposals having the opposite effect. In voting on each and every issue, the Adviser shall be guided by its proxy voting guidelines. These guidelines will be reviewed annually, updated and changed as needed. To obtain a copy of the proxy voting guidelines for the Funds, please contact the Adviser by writing Azzad Asset Management, Inc. Attention: Proxy Voting Guidelines, 3141 Fairview Park Dr. Suite 460 Falls Church, VA 22042. The Funds are required to file a Form N-PX, with the Funds’ complete proxy voting record for the 12 months ended June 30, no later than August 31 of each year. Form N-PX for the Funds will be available without charge, upon request, by calling toll-free 1-888-350-3369. The information is also available on the SEC's website at www.sec.gov.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Funds are required to include a schedule of portfolio holdings in their annual and semi-annual reports to shareholders, which is sent to shareholders within 60 days of the end of the second and fourth fiscal quarters and which is filed with the SEC on Form N-CSR within 70 days of the end of the second and fourth fiscal quarters. The Funds also are required to file a schedule of portfolio holdings with the SEC on Form N-Q within 60 days of the end of the first and third fiscal quarters. The Funds must also provide a copy of the complete schedule of portfolio holdings as filed with the SEC to any shareholder of the Funds, upon request, free of charge.

The Funds release portfolio holdings to third party servicing agents on a daily basis in order for those parties to perform their duties on behalf of the Funds.  These third party servicing agents include the Adviser, Transfer Agent, Fund Accounting Agent, Administrator and Custodian.  Additionally, the Funds may release portfolio holdings to third party rating agencies and data reporting platforms on a periodic basis.  The Funds also may disclose portfolio holdings, as needed, to auditors, legal counsel, proxy voting services (if applicable), pricing services, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisers or sub-advisers.  This information is disclosed to third parties under conditions of confidentiality.  "Conditions of confidentiality" include (i) confidentiality clauses in written agreements, (ii) confidentiality implied by the nature of the relationship (e.g., attorney-client relationship), (iii) confidentiality required by fiduciary or regulatory principles (e.g., custody relationships) or (iv) understandings or expectations between the parties that the information will be kept confidential.

Except as described above, the Funds are prohibited from entering into any arrangements with any person to make available information about the Funds’ portfolio holdings without the specific approval of the Board of Trustees.  The Adviser must submit any proposed arrangement pursuant to which the Adviser intends to disclose the Funds’ portfolio holdings to the Board, which will review such arrangement to determine whether the arrangement is in the best interests of the Funds’ shareholders. Additionally, the Adviser, and any affiliated persons of the Adviser, is prohibited from receiving compensation or other consideration, for themselves or on behalf of the Funds, as a result of disclosing the Funds’ portfolio holdings.

ANTI-MONEY LAUNDERING COMPLIANCE

The Funds are required to comply with various anti-money laundering laws and regulations. Consequently, the Funds may request additional information from you to verify your identity and will request a copy of your driver's license (or a similar picture identification document). If at any time the Funds believe a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Funds may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Funds also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account, or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Funds to inform the shareholder that it has taken the actions described above.

GLOSSARY

As used in this SAI, the following terms have the meanings listed.

"Adviser" means Azzad Asset Management, Inc.

"Board" means the Board of Trustees of the Trust.

"Mutual Shareholder Services" means Mutual Shareholder Services, LLC, the fund accountant and transfer and distribution-disbursing agent of the Fund.

"Code" means the Internal Revenue Code of 1986, as amended.

"Custodian" means Huntington National Bank, the custodian of the Fund's assets.

"Funds" means Azzad Wise Capital Fund and Azzad Ethical Fund.

"Moody's" means Moody's Investors Service.

"NRSRO" means a nationally recognized statistical rating organization.

"NAV" means net asset value.

"SEC" means the U.S. Securities and Exchange Commission.

"S&P" means Standard & Poor's.

“Subadviser” means Ziegler Lotsoff Capital Management.

"Trust" means Azzad Funds, a Massachusetts business trust that is registered with the SEC as an open-end, management investment company, commonly referred to as a "mutual fund."

"U.S. Government Securities" means obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

"1933 Act" means the Securities Act of 1933, as amended.

"1940 Act" means the Investment Company Act of 1940, as amended.

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